July 29, 2009

Mr. Rik Deitsch
CEO and President
Nutra Pharma Corporation

Dear Rik,

This letter serves as official notification of my resignation as a Director for Nutra Pharma Corporation.  My resignation does not relate to any disagreement with Nutra Pharma or its management regarding any matter relating to its operations, policies or practices. It has been a pleasure serving on the Board of Nutra Pharma and I wish you and the other members all the success in the future.

Sincerely,

Stanley J. Cherelstein